                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 FORM 11-K/A #2


(Mark One)

      (X)Annual Report pursuant to Section 15(d) of the Securities Exchange
                                   Act of 1934

                  For the fiscal year ended December 31, 2001


                                       or


        ( ) Transition Report Pursuant to Section 15(d) of the Securities
                              Exchange Act of 1934


                For the transition period from _______ to _______


                          Commission file number 1-5224




                           Stanley Account Value Plan
             ------------------------------------------------------
                            (Full title of the plan)




                                The Stanley Works
                               1000 Stanley Drive
                         New Britain, Connecticut 06053
             ------------------------------------------------------
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices

         The Stanley Account Value Plan (the "Plan") hereby amends its Annual Report for the Year Ended December 31, 2001 on Form 11-K to update Footnote 1. Description of the Plan. The purpose of the amendment is to describe more accurately the terms of the Plan, including the discussion of voting rights with respect to shares of The Stanley Works held by participants in the Plan.

                           Stanley Account Value Plan

                          Audited Financial Statements
                           and Supplemental Schedules


                     Years ended December 31, 2001 and 2000





                                    CONTENTS

Report of Independent Auditors................................................1

Audited Financial Statements

Statement of Net Assets Available for Benefits at December 31, 2001...........2
Statement of Net Assets Available for Benefits at December 31, 2000...........3
Statement of Changes in Net Assets Available for Benefits for the
    Year Ended December 31, 2001..............................................4
Statement of Changes in Net Assets Available for Benefits for the
    Year Ended December 31, 2000..............................................5
Notes to Financial Statements.................................................6


Supplemental Schedules

Schedule H, Line 4(i)--Schedule of Assets (Held At End of Year)..............12
Schedule H, Line 4(j)--Schedule of Reportable Transactions...................13

                         Report of Independent Auditors

Finance and Pension Committee of The Board of Directors
The Stanley Works

We have audited the accompanying statements of net assets available for benefits of the Stanley Account Value Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                   /s/ Ernst & Young LLP

Hartford, Connecticut
June 25, 2002

                           Stanley Account Value Plan

                 Statement of Net Assets Available for Benefits

                                December 31, 2001


                                                                                         UNALLOCATED
                                          STANLEY STOCK                  CORNERSTONE    STANLEY STOCK   MUTUAL
                                              FUND          LOAN FUND        FUND           FUND         FUNDS         TOTAL
                                              ----          ---------    -----------    -------------    -----         -----
ASSETS
Investments, at current market value:
    The Stanley Works Common Stock:
       89,761 shares (cost $1,448,234)                                     $4,180,170                                  $4,180,170
       6,017,356 shares
       (cost $166,704,171)                 $280,228,269                                                               280,228,269
       7,637,039 shares
       (cost $133,113,081)                                                              $355,656,906                  355,656,906
    Short-term investments                    2,122,068                     1,776,109         34,293        $9,281      3,941,751
    Mutual Funds                                                           23,954,928                   19,886,848     43,841,776
                                           ------------                   -----------   ------------   -----------   ------------
                                            282,350,337                    29,911,207    355,691,199    19,896,129    687,848,872

Cash                                          3,297,266        119,734         (6,643)                       6,643      3,417,000
Contributions receivable                                                    5,716,603                                   5,716,603
Dividends and interest receivable                 2,918                       575,098            148        77,737        655,901
Debt issuance costs, net of
    accumulated amortization of
    $330,327                                                                               2,501,050                    2,501,050
Loans to participants                                        6,839,274                                                  6,839,274
                                           ------------     ----------    -----------   ------------   -----------   ------------
                                           $285,650,521     $6,959,008    $36,196,265   $358,192,397   $19,980,509   $706,978,700
                                           ============     ==========    ===========   ============   ===========   ============

LIABILITIES
Liabilities:
    Debt                                                                                $187,736,600                 $187,736,600
    Accounts payable                                                         $525,589                     $174,794        700,383
                                                                          -----------   ------------   -----------   ------------
                                                                              525,589    187,736,600       174,794    188,436,983

Net assets available for benefits          $285,650,521     $6,959,008     35,670,676    170,455,797    19,805,715    518,541,717
                                           ------------     ----------    -----------   ------------   -----------   ------------
                                           $285,650,521     $6,959,008    $36,196,265   $358,192,397   $19,980,509   $706,978,700
                                           ============     ==========    ===========   ============   ===========   ============


See accompanying notes.

                           Stanley Account Value Plan

                 Statement of Net Assets Available for Benefits

                                December 31, 2000


                                                                                         UNALLOCATED
                                          STANLEY STOCK                  CORNERSTONE    STANLEY STOCK   MUTUAL
                                              FUND          LOAN FUND        FUND           FUND         FUNDS         TOTAL
                                              ----          ---------    -----------    -------------    -----         -----
ASSETS
Investments, at current market value:
    The Stanley Works Common Stock:
       68,402 shares (cost $1,096,439)                                  $ 2,133,322                                  $  2,133,322
       7,236,426 shares
       (cost $151,677,907)                $225,689,654                                                                225,689,654
       8,129,686 shares
       (cost $141,026,106)                                                             $253,548,287                   253,548,287
    Short-term investments                   1,831,359                    1,863,331           5,490   $     9,740       3,709,920
    Mutual Funds                                                         18,607,094                    17,018,314      35,625,408
                                          --------------                -------------- -------------- -------------- ------------
                                           227,521,013                   22,603,747     253,553,777    17,028,054     520,706,591

Cash                                         1,224,843   $   82,780                                                     1,307,623
Contributions receivable                                                 13,557,664                                    13,557,664
Dividends and interest receivable                7,888                      540,184           1,079        30,872         580,023
Debt issuance costs, net of
    accumulated amortization
    of $235,948                                                                           2,595,430                     2,595,430
Loans to participants                                     8,000,490                                                     8,000,490
                                          -------------- -------------- -------------- -------------- -------------- ------------
                                          $228,753,744   $8,083,270     $36,701,595    $256,150,286   $17,058,926    $546,747,821
                                          ============== ============== ============== ============== ============== ============

LIABILITIES
Liabilities:
    Debt                                                                               $194,836,244                  $194,836,244
    Accounts payable                                                    $   506,635                   $   102,563         609,198
                                                                        -------------- -------------- -------------- ------------
                                                                            506,635     194,836,244       102,563     195,445,442

Net assets available for benefits         $228,753,744   $8,083,270     $36,194,960      61,314,042    16,956,363     351,302,379
                                          -------------- -------------- -------------- -------------- -------------- ------------
                                          $228,753,744   $8,083,270     $36,701,595    $256,150,286   $17,058,926    $546,747,821
                                          ============== ============== ============== ============== ============== ============


See accompanying notes.

                           Stanley Account Value Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001



                                                                                                                 UNALLOCATED
                                                        STANLEY STOCK                      CORNERSTONE FUND     STANLEY STOCK
                                                            FUND            LOAN FUND                               FUND
                                                      ------------------ ----------------- ------------------ ------------------
ADDITIONS
Investment income:
    Dividends                                         $      6,166,824                     $        55,023    $     7,407,669
    Interest                                                    79,873                              44,600             23,183
                                                      ------------------                   ------------------ ------------------
                                                             6,246,697                              99,623          7,430,852

    Net appreciation (depreciation)                         96,574,945                           5,664,875        110,031,252
Employee contributions                                       6,891,338
Employer contribution                                        3,254,644                          10,568,534

DEDUCTIONS
Withdrawals                                                (74,360,737)

Administrative expenses                                       (107,686)                            (74,468)
Amortization expense                                                                                                  (94,379)
Interest expense                                                                                                  (11,662,059)
Interfund transfers - net                                   18,397,576   $   (1,124,262)       (16,782,848)         3,436,089
                                                      ------------------ ----------------- ------------------ ------------------
Net increase (decrease)                                     56,896,777       (1,124,262)          (524,284)       109,141,755

Net assets available for benefits at beginning of
    year                                                   228,753,744        8,083,270         36,194,960         61,314,042
                                                      ------------------ ----------------- ------------------ ------------------
Net assets available for benefits at end of year      $    285,650,521   $    6,959,008    $    35,670,676    $   170,455,797
                                                      ================== ================= ================== ==================





                                                        MUTUAL FUNDS           TOTAL
                                                      ------------------ -------------------
ADDITIONS
Investment income:
    Dividends                                         $      350,991     $    13,980,507
    Interest                                                     417             148,073
                                                      ------------------ -------------------
                                                             351,408          14,128,580

    Net appreciation (depreciation)                       (1,271,534)        210,999,538
Employee contributions                                     7,757,378          14,648,716
Employer contribution                                                         13,823,178

DEDUCTIONS
Withdrawals                                                                  (74,360,737)

Administrative expenses                                      (61,345)           (243,499)
Amortization expense                                                             (94,379)
Interest expense                                                             (11,662,059)
Interfund transfers - net                                 (3,926,555)
                                                      ------------------ -------------------
Net increase (decrease)                                    2,849,352         167,239,338

Net assets available for benefits at beginning of
    year                                                  16,956,363         351,302,379
                                                      ------------------ -------------------
Net assets available for benefits at end of year      $   19,805,715     $   518,541,717
                                                      ================== ===================




See accompanying notes.

                           Stanley Account Value Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2000


                                                                                                                 UNALLOCATED
                                                        STANLEY STOCK                      CORNERSTONE FUND     STANLEY STOCK
                                                            FUND            LOAN FUND                               FUND
                                                      ------------------ ----------------- ------------------ ------------------
ADDITIONS
Investment income:
    Dividends                                         $      5,040,212                     $     1,711,552    $     7,536,145
    Interest                                                   102,864   $       28,889             75,391              1,742
                                                      ------------------ ----------------- ------------------ ------------------
                                                             5,143,076           28,889          1,786,943          7,537,887

    Net realized and unrealized appreciation
       (depreciation)                                        4,896,909                          (3,262,247)         1,350,045
Employee contributions                                       9,124,783
Employer contribution                                        4,633,497                          20,724,584

DEDUCTIONS
Withdrawals                                                (42,538,567)

Administrative expenses                                       (248,437)             (74)           (93,964)
Amortization expense                                                                                                  (94,379)
Interest expense                                                                                                  (12,103,340)
Interfund transfers - net                                    8,684,765       (1,677,290)        (9,054,012)         3,697,880
                                                      ------------------ ----------------- ------------------ ------------------
Net increase (decrease)                                    (10,303,974)      (1,648,475)        10,101,304            388,093

Net assets available for benefits at beginning of
    year                                                   239,057,718        9,731,745         26,093,656         60,925,949
                                                      ------------------ ----------------- ------------------ ------------------
Net assets available for benefits at end of year      $    228,753,744   $    8,083,270    $    36,194,960    $    61,314,042
                                                      ================== ================= ================== ==================






                                                        MUTUAL FUNDS           TOTAL
                                                      ------------------ -------------------
ADDITIONS
Investment income:
    Dividends                                         $      197,942     $    14,485,851
    Interest                                                 302,106             510,992
                                                      ------------------ -------------------
                                                             500,048          14,996,843

    Net realized and unrealized appreciation
       (depreciation)                                     (1,482,965)          1,501,742
Employee contributions                                     8,424,265          17,549,048
Employer contribution                                                         25,358,081

DEDUCTIONS
Withdrawals                                                                  (42,538,567)

Administrative expenses                                      (52,542)           (395,017)
Amortization expense                                                             (94,379)
Interest expense                                                             (12,103,340)
Interfund transfers - net                                 (1,651,343)           -
                                                      ------------------ -------------------
Net increase (decrease)                                    5,737,463           4,274,411

Net assets available for benefits at beginning of
    year                                                  11,218,900         347,027,968
                                                      ------------------ -------------------
Net assets available for benefits at end of year      $   16,956,363     $   351,302,379
                                                      ================== ===================




See accompanying notes.

                           Stanley Account Value Plan

                          Notes to Financial Statements

                                December 31, 2001


1. DESCRIPTION OF THE PLAN

The Stanley Account Value Plan (the "Plan"), which operates as a leveraged employee stock ownership plan, is designed to comply with Sections 401(a), 401(k) and 4975(e)(7) of the Internal Revenue Code of 1986, as amended, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. The Plan is a defined contribution plan for eligible United States salaried and hourly paid employees of The Stanley Works and its affiliates (the "Company").

Each year, subject to certain additional limitations participants may contribute to the Plan, through pre-tax payroll deductions up to 15% of their compensation, as defined in the Plan. Non-highly compensated employees have the option of making after-tax contributions to the Plan. Pre-tax contributions are matched in an amount equal to 50% of the participant's pre-tax contributions for a year up to a maximum matching allocation of 3 1/2% of the participant's compensation for the year. A participant's contributions and matching allocations are allocated to a "Choice Account."

Prior to July 1, 1998, participant contributions were invested solely in common stock of The Stanley Works. Effective July 1, 1998, post-June 30, 1998 participant contributions could be invested in four investment funds in addition to The Stanley Works common stock. Effective April 1, 1999, a Stanley Stock Fund, consisting primarily of shares of common stock of The Stanley Works, holds the common stock of The Stanley Works that is offered as an investment under the Plan. Participants may now invest their post-June 30, 1998 contributions in one or more of the investment funds, including the Stanley Stock Fund, or choose one of three pre-mixed blended investment options. All matching allocations and all pre-July 1, 1998 participant contributions are invested exclusively in the Stanley Stock Fund. Participants' pre-tax contributions made prior to July 1, 1998 are guaranteed while invested in the Stanley Stock Fund by the Pension Plan for Hourly Paid Employees of The Stanley Works. (Prior to April 30, 2001, the guarantee was provided for certain participants under The Stanley Works Retirement Plan. Effective April 30, 2001, the guarantee is provided through the Pension Plan for Hourly Paid Employees of The Stanley Works). This guarantee provides that the investment return from the Stanley Stock Fund attributable to pre-tax employee contributions will not be less than an investment return based on two-year U.S. Treasury notes. For post-June 30, 1998 participant contributions, the following investment funds are offered:

STANLEY STOCK FUND--Consists of common stock of The Stanley Works, along with a minor portion in cash for transaction purposes. This stock is traded on the New York and Pacific Stock Exchanges under the symbol SWK.

MUTUAL FUNDS

    PYRAMID EQUITY INDEX FUND--Seeks long-term growth, subject to the short-term fluctuations characteristic of the stock market. The fund invests in most of the Standard & Poors 500 (S&P 500), as well as other investments whose value is based on S&P 500 stocks.

    INVESCO RETIREMENT TRUST STABLE VALUE FUND--Seeks liquidity and safety of principal, while providing a higher return than is typically offered by money market funds. The fund invests in a diversified portfolio of investment contracts with insurance companies, banks and other financial institutions.

                           Stanley Account Value Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

    AMERICAN FUNDS EUROPACIFIC GROWTH FUND--Seeks long-term growth, subject to the risks involved in investing outside of the United States, such as currency fluctuations, political instability, differing securities regulations and periods of liquidity.

    FIDELITY SMALL CAP INDEPENDENCE FUND--Seeks long-term growth, subject to the short-term fluctuations characteristic of the small stock market. The fund invests in securities of small capitalization companies in various industries.

CORNERSTONE FUND

In 1998, the Plan was amended to provide an additional allocation for eligible U.S. salaried and non-union hourly employees ("Cornerstone Fund"). No employees of Contact East, Inc. and no employees who are accruing a benefit under the Pension Plan for Hourly Paid Employees of The Stanley Works are eligible for Cornerstone Fund allocations. Under this arrangement, eligible participants currently receive allocations to Cornerstone Accounts of amounts ranging from 3% to 9% of compensation depending upon age. Additional Cornerstone Fund allocations are required for active participants who were covered under The Stanley Works Retirement Plan on January 31, 1998. The amount of this additional allocation is a percentage of pay based on age and service as set forth in the Plan. Also, certain additional funds may be allocated to Cornerstone Accounts in a particular year for designated groups of participants. Assets of the Cornerstone Fund are invested in professionally managed diversified investment funds.

Employees are fully vested as to amounts in their accounts attributable to their own contributions and earnings thereon and amounts transferred from other qualified plans on their behalf. All participants are vested in 100% of the value of the matching allocations and Cornerstone Fund allocations made on their behalf once they have completed 5 years of service with no vesting in the matching allocations and Cornerstone Fund allocations until completion of 5 years of service.

Benefits generally are distributed upon termination of employment. Normally, a lump-sum distribution is made in cash or shares of the Company's Common Stock (hereinafter referred to as Common Stock, Stanley Stock, or shares), at the election of the participant, from the Stanley Stock Fund.

During active employment, subject to financial hardship rules, participants may withdraw a portion of vested amounts in their Choice Accounts.

                           Stanley Account Value Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

LOAN FUND

Participants may borrow from their Choice Accounts up to an aggregate amount equal to the lesser of $50,000 or 50% of the value of their vested interest in such accounts with a minimum loan of $1,000. The $50,000 loan amount limitation is reduced by the participant's highest outstanding loan balance during the 12 months preceding the date the loan is made. Each loan is evidenced by a negotiable promissory note bearing a rate of interest equal to the prime rate as reported in The Wall Street Journal on the first business day of the month in which the loan request is processed, which is payable, through payroll deductions, over a term of not more than five years. Participants are allowed ten years to repay the loan if the proceeds are used to purchase a principal residence. Only one loan per participant may be outstanding at any time.

If a loan is outstanding at the time a distribution becomes payable to a participant (or beneficiary), the distribution is made net of the loan outstanding, and the distribution shall fully discharge the Plan with respect to the participant's account value attributable to the outstanding loan balance.

UNALLOCATED STANLEY STOCK FUND

The Plan borrowed $95,000,000 in 1989 from a group of financial institutions and $180,000,000 in 1991 from the Company (see Notes 3 and 4) to acquire 5,868,088 and 9,696,968 shares, respectively, of Common Stock from the Company's treasury and previously unissued shares. The shares purchased from the proceeds of the loans were placed in the Unallocated Stanley Stock Fund (the "Unallocated Fund"). Under the 1989 loan agreement, the Company guaranteed the loan and is obligated to make annual contributions sufficient to enable the Plan to repay the loan plus interest.

Monthly transfers of shares of Stanley Stock are made from the Unallocated Fund for allocation to participants based on the portion of principal and interest paid under each loan for the month. Dividends received on allocated and unallocated shares of Stanley Stock and employee and Company contributions are used to make payments under the loans. If dividends on the allocated shares are applied to the payment of debt service, a number of shares of Stanley Stock having a fair market value at least equal to the amount of the dividends so applied are allocated to the Choice Accounts of participants who would otherwise have received cash dividends.

                           Stanley Account Value Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

The fair market value of shares of Stanley Stock released from the Unallocated Fund pursuant to loan repayments made during any year, along with contributions made during that year that are not used to repay the loan may exceed the total of employee contributions, matching allocations (other than allocations attributable to forfeitures), Cornerstone Fund allocations (other than allocations attributable to forfeitures) and cash dividends on allocated shares of Stanley Stock applied to the payment of a loan for the year. If that occurs, such excess value is allocated in shares of Stanley Stock among all non-union participants who are employed by the Company on the last day of the year based on relative compensation.

The trust agreement governing the Plan provides that the trustee will vote the shares of Stanley Stock in the Stanley Stock Fund attributable to a participant's Choice Account in the Plan in accordance with such participant's directions. The trust agreement governing the Plan provides that, if the trustee does not receive voting instructions with respect to shares of Stanley Stock in the Stanley Stock Fund attributable to a participant's Choice Account in the Plan, the trustee will vote such shares in the same proportion as it votes the allocated shares for which instructions are received from Plan participants. The trust agreement also provides that shares in the Unallocated Fund are to be voted by the trustee in the same proportion as it votes the shares of Stanley Stock in the Stanley Stock Fund attributable to Choice Accounts for which instructions are received from Plan participants. Therefore, by providing voting instructions with respect to shares of Stanley Stock in the Stanley Stock Fund attributable to a participant's Choice Account in the Plan, a Plan participant will in effect be providing instructions with respect to a portion of the shares in the Unallocated Fund and a portion of the shares of Stanley Stock in the Stanley Stock Fund attributable to Choice Accounts in the Plan for which instructions were not provided as well. The foregoing provisions are subject to applicable law which requires the trustee to act as a fiduciary for Plan participants. Therefore, it is possible that the trustee may vote shares of Stanley Stock in the Stanley Stock Fund attributable to Choice Accounts in the Plan for which it does not receive instructions (as well as shares held in the Unallocated Fund) in a manner other than the proportionate method described above if it believes that proportionate voting would violate applicable law.

The Stanley Works reserves the right to terminate the Plan at any time. Upon such termination of the Plan, the interest of each participant in the trust fund will become vested and be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Internal Revenue Code.

The Plan sponsor has engaged Hewitt Associates to maintain separate accounts for each participant. Such accounts are credited with each participant's contributions, matching allocations, Cornerstone Fund allocations, related gains, losses, dividend income, and loan activity.

At December 31, 2001 and 2000, benefits payable to terminated vested participants amounted to $3,360,480 and $1,201,101, respectively.

2. SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS

The Plan investments consist primarily of shares of Stanley Stock. Stanley Stock is traded on a national exchange and is valued at the last reported sales price on the last business day of the plan year. Mutual funds are stated at fair value which equals the quoted market price on the last business day of the plan year. Short-term investments consist of short-term bank-administered trust funds which earn interest daily at rates approximating U.S. Government securities; cost approximates market value.

The assets of the Plan are held in trust by an independent corporate trustee, Citibank, N. A. (the "Trustee") pursuant to the terms of a written Trust Agreement between the Trustee and the Company.

                           Stanley Account Value Plan

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that can affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

DIVIDEND INCOME

Dividend income is accrued on the ex-dividend date.

GAINS OR LOSSES ON SALES OF INVESTMENTS

Gains or losses realized on the sales of investments are determined based on average cost.

EXPENSES

Administrative expenses not paid by the Plan are paid by the Company.

3. DEBT

Debt consisted of the following at December 31:


                                                                       2001                 2000
                                                                -------------------- --------------------
Notes payable in monthly installments to 2009 with interest
    at 6.07%                                                    $       22,510,763         $ 27,910,763
Notes payable to the Company in monthly installments to 2028
    with interest at 6.09%                                             165,225,837          166,925,481
                                                                -------------------- --------------------
                                                                $      187,736,600        $ 194,836,244
                                                                ==================== ====================

During 1998, notes payable to financial institutions were refinanced, resulting in a reduction in the interest rate, extension of the maturity and a prepayment penalty of $2,831,378, which is being amortized over the remaining term of the debt. Concurrently, notes payable to the Company were restructured, resulting in a reduction in the interest rate and extension of the maturity. Additionally, the Plan borrowed funds from the Company to pay the prepayment penalty.

                           Stanley Account Value Plan

3. DEBT (CONTINUED)

The scheduled maturities of debt for the next five years are as follows:
2002--$6,900,000; 2003--$7,000,000; 2004--$6,900,000; 2005--$7,150,999; and
2006--$8,400,000.

The notes payable to the Company are secured by shares held in the Unallocated Stock Fund. The number of shares held as security is reduced as shares are released to Stanley Stock Fund pursuant to principal and interest payments. During the year, 256,845 shares were released and at December 31, 2001, 7,120,955 shares are pledged as security.

Payment of the Plan's debt has been guaranteed by the Company. Should the principal and interest due exceed the dividends paid on shares in the Stanley Stock and Unallocated Stock Funds, and employee and Company matching contributions, the Company is responsible for funding such shortfall.

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

Fees paid during 2001 and 2000 for management and other services rendered by parties-in-interest were based on customary and reasonable rates for such services. The majority of such fees were paid by the Plan. Fees incurred and paid by the Plan during 2001 and 2000 were $243,499 and $395,017, respectively.

In 1991, the Plan borrowed $180,000,000 from the Company, the proceeds of which were used to purchase 9,696,968 shares of stock for the Plan. In 1998, the Plan borrowed $2.8 million from the Company, the proceeds of which were used to pay a prepayment penalty incurred in connection with debt refinancing. The Plan made $10,119,808 and $11,921,749 of principal and interest payments related to such debt in 2001 and 2000, respectively. At December 31, 2001, $165,225,837 was outstanding on such debt.

5. INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan and the trust qualify under Sections 401(a) and 401(k) of the Internal Revenue Code (IRC) and are therefore not subject to tax under present income tax law. Once qualified, the Plan is required to operate in accordance with the IRC to maintain its qualification. The Pension Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                           Stanley Account Value Plan

         Schedule H, Line 4(i)--Schedule of Assets (Held At End of Year)

                                 EIN-06-0548860

                                December 31, 2001


                                       DESCRIPTION OF INVESTMENT, INCLUDING
                                       MATURITY DATE, RATE OF INTEREST, PAR
   IDENTITY OF ISSUE, BORROWER, OR               OR MATURITY VALUE
            SIMILAR PARTY                                                            COST            CURRENT VALUE
----------------------------------------------------------------------------------------------------------------------

Common Stock:
    The Stanley Works*                13,744,156 shares of Common Stock; par
                                          value $2.50 per share
                                                                              $      301,265,486  $      640,065,345

    Citibank, N.A.*                   Short-Term Investment Fund- Pooled
                                          Bank Fund                                    3,941,751           3,941,751

Mutual Funds:
    BT S&P Index Fund                 Pyramid Equity Index Fund                        9,019,256           8,146,344

    Invesco Retirement Trust Stable
       Value Fund                     Invesco Retirement Trust                         4,848,499           4,848,269

    American Funds Euro Pacific
       Growth Fund                    Euro Pacific Growth Fund                         3,818,003           3,106,898


    Fidelity Small Cap Independence   Fidelity Select Small Capitalization
       Fund                               Pool                                         3,467,811           3,785,337

    BT Pyramid Russell 3000 Fund
                                      Russell 300 Fund                                19,408,418          16,768,347

    BT Pyramid Broad Market Fixed
       Income Fund                    Fixed Income Fund                                5,785,893           7,186,581
                                                                              ----------------------------------------
Total investments                                                                    351,555,117         687,848,872

Loans to participants                 Promissory notes at prime rate with
                                          maturities of five years or ten
                                          years                                        6,839,274           6,839,274
                                                                              ----------------------------------------
Total                                                                         $      358,394,391  $      694,688,146
                                                                              ========================================

*Indicates party-in-interest to the Plan.

                           Stanley Account Value Plan

              Schedule H, 4(j)--Schedule of Reportable Transactions

                                 EIN 06-0548860

                          Year ended December 31, 2001

                                                                                     CURRENT VALUE OF
                                                                                         ASSET ON
 IDENTITY OF PARTY     PURCHASE DESCRIPTION OF                                       TRANSACTION DATE  NET GAIN (LOSS)
      INVOLVED                  ASSETS              SELLING PRICE    COST OF ASSET
------------------------------------------------------------------------------------------------------------------------

Category (iii) - Series of transactions in excess of 5 percent of plan assets

Citibank, N.A.*      Short-Term Investment Fund-
                         United States
                         Government Securities                      $    13,130,429  $    13,130,429

Citibank, N.A.*      Short-Term Investment Fund-
                         United States
                         Government Securities    $    47,437,680        26,741,825       47,437,680   $    20,695,855



There were no category (i), (ii) or (iv) reportable transactions during 2001.


* Indicates party-in-interest to the Plan.

                                   SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the Stanley Account Value Plan has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.



                                              The Stanley Works
                                                Account Value Plan

Date: July 19, 2002                       By: /s/ Mark Mathieu
                                              ------------------------
                                              Mark Mathieu
                                              Vice President, Human Resources

                                                                     EXHIBIT 23




                         Consent of Independent Auditors

We consent to the use of our report dated June 25, 2002, included in the Annual Report (Form 11-K) of The Stanley Works Account Value Plan for the year ended December 31, 2001, with respect to the financial statements and schedules, as amended, included in this Form 11-K/A #2.


                                                /s/ Ernst & Young LLP

Hartford, Connecticut
July 18, 2002